UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For April 13, 2005

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301

     Quilicura
     Santiago
     Chile
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item
1.	Press Release of Distribución y Servicio D&S S.A., dated April 13, 2005.

DISTRIBUCION Y SERVICIO D&S S.A. ANNOUNCES RESTATEMENT OF
FINANCIAL STATEMENTS FILED WITH ANNUAL REPORT ON FORM 20-F FOR
THE FISCAL YEAR ENDED DECEMBER 31, 2003

     April 13, 2005, Santiago, Chile — Distribución y Servicio D&S S.A. (“D&S” or the “Company”) (NYSE: DYS) announced today that it will restate its financial statements for 2003 to correct an error in its determination of its allowance for doubtful accounts related to its Presto credit card. This error came to light in connection with a review by the U.S. Securities and Exchange Commission (the “SEC”) of D&S’s Annual Report on Form 20-F for fiscal year 2003. Although the SEC’s review is continuing, the Company has determined that a restatement to correct its error in its determination of the allowance for doubtful accounts related to its Presto credit card will be necessary and is therefore announcing the terms of this restatement at this time. The Company will, additionally, have to restate for other errors which accumulate to lesser amounts. As a result of this restatement, the financial statements contained in the 2003 Annual Report filed on Form 20-F should not be relied upon without reference to this press release (which is being filed with the SEC under Form 6-K on the date hereof).

     The allowance for doubtful accounts of the Company’s Presto credit card at December 31, 2003 will be restated to Ch$13,970 million from Ch$3,059 million. The deferred tax benefit will be restated by Ch$1,855 million.

     The Company notes that the market was previously aware that the quality of Presto accounts receivable continued to deteriorate during the course of 2004, as such deterioration was reflected in increased allowances for doubtful accounts provisioned in the second, third and fourth quarter results of 2004, as included in the Company’s press releases and 6-K filings. The deterioration in quality of the accounts receivable resulted from the high level of growth in credit card accounts and balances during 2003 which had an effect on the growth of past due accounts.

     The Company’s Presto credit card was launched in 1996 in order to extend revolving credit, with respect to purchases of food products, and both revolving credit and installment payment options with respect to non-food products to the Company’s customers.

 2

     This press release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. The foregoing statements involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. Except for historical information contained herein, the matters discussed in this press release contain forward-looking statements that involve risks and uncertainties, including but not limited to changes in general economic, business or political or other conditions in Chile, further comments that may be received from the SEC, changes in general economic or business conditions in Latin America, changes in capital markets in general, changes in exchange rates or regulations applicable to currency exchanges or transfer, unexpected developments in pending litigations, increased costs of operations, unanticipated increases in financing and other factors detailed in the Company’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. You should not place undue reliance on such statements, which speak only as of the date that they were made. We undertake no obligation to update such statements in light of subsequent events or developments.

For further information, please contact:

Miguel Núñez, CFO (56-2) 484 7750
Loreto Bradford, IRO (56-2) 484 7757

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.
By:	/s/ Miguel Núñez Sfeir
Miguel Núñez Sfeir
Chief Financial Officer

Dated: April 13, 2005